Exhibit 99

FAX (303) 623-4258

621 SEVENTEENTH STREET SUITE 1550 DENVER, COLORADO 80293 TELEPHONE 303) 623-9147

August 26, 2014

Samson Oil and Gas USA Inc.

1331 17th Street, Suite 710

Denver, Colorado 80202

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to certain leasehold interests of Samson Oil and Gas USA Inc. (Samson) as of June 30, 2014. The subject properties are located in the states of Montana, New Mexico, North Dakota, Texas, and Wyoming. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on August 26, 2014 and presented herein, was prepared in accordance with the disclosure requirements set forth in the SEC regulations. The properties evaluated by Ryder Scott represent 100 percent of the total net proved, probable and possible liquid hydrocarbon and gas reserves of Samson as of June 30, 2014.

The estimated reserves and future net income amounts presented in this report, as of June 30, 2014 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Samson Oil and Gas USA Inc.

As of June 30, 2014

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – MBBLS	850	152	476	1,478
Gas – MMCF	1,152	125	486	1,763

Income Data (M$)
Future Gross Revenue	$77,153	$13,225	$42,844	$133,222
Deductions	16,656	3,150	19,911	39,717
Future Net Income (FNI)	$60,497	$10,075	$22,933	$93,505

Discounted FNI @ 10%	$35,960	$6,968	$11,475	$54,403

	Total	Total
	Probable	Possible
	Undeveloped	Undeveloped
Net Remaining Reserves
Oil/Condensate – MBBLS	949	694
Gas – MMCF	967	708

Income Data (M$)
Future Gross Revenue	$85,287	$62,440
Deductions	45,055	35,960
Future Net Income (FNI)	$40,232	$26,480

Discounted FNI @ 10%	$17,326	$10,057

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (MBBLS). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars (M$).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM System Petroleum Economic Evaluation Software, a copyrighted program of Halliburton. The program was used at the request of Samson. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, and development costs. Certain water handling and disposal fees in North Dakota are included as “Other” deductions. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. It should be noted that Samson receives additional third-party revenue not included in this report, which is attributable to the Grasser Saltwater Disposal facility located in Samson’s North Stockyard field.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

Liquid hydrocarbon reserves account for approximately 91 percent and gas reserves account for the remaining nine percent of total future gross revenue from proved reserves. Liquid hydrocarbon reserves account for approximately 92 percent and gas reserves account for the remaining eight percent of total future gross revenue from probable reserves. Liquid hydrocarbon reserves account for approximately 92 percent and gas reserves account for the remaining eight percent of total future gross revenue from possible reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income (M$)
	As of June 30, 2014
Discount Rate	Total	Total	Total
Percent	Proved	Probable	Possible

5	$68,557	$25,881	$16,140
12	$50,330	$14,821	$8,305
15	$45,311	$11,714	$6,163
18	$41,260	$9,194	$4,461

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved, probable and possible gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Samson’s request, this report addresses the proved, probable and possible reserves attributable to the properties evaluated herein.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward”. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.” Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” Possible reserves are “those additional reserves which are less certain to be recovered than probable reserves” and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low.

The reserves included herein were estimated using deterministic methods and presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserve categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.

Reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved, probable and possible reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved, probable and possible reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Samson’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved, probable and possible reserves actually recovered and amounts of proved, probable and possible income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Samson owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved, probable and possible reserves for the properties included herein were estimated by performance methods or analogy. In general, the proved reserves attributable to producing wells and/or reservoirs were estimated by decline curve analysis, which utilized extrapolations of available historical production and pressure data ending between March and June 2014, depending on the availability of data for a given case and in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Samson or obtained from public data sources and were considered sufficient for the purpose thereof. In some cases with limited performance history, forecasting of the remaining proved producing reserves was guided by utilizing certain decline parameters from analogous wells.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

Approximately 81 percent the proved developed non-producing reserves were estimated by decline curve analysis based on historical well performance prior to being shut-in. The remaining 19 percent of proved developed non-producing reserves and all of the proved, probable, and possible undeveloped reserves included herein were estimated by analogy based on data provided by Samson or which we have obtained from public data sources that were available through June 2014. The data utilized from the shut-in wells and from the analog wells were considered sufficient for the purpose thereof.

To estimate economically recoverable proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Samson has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved, probable and possible production and income, we have relied upon data furnished by Samson with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as water handling and disposal fees, ad valorem and production taxes, development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, base maps, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Samson. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved, probable and possible reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved, probable and possible reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates and decline trends were based on analogous wells. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

For those wells or locations that are not currently producing, historical production rates or the initial performance of analogous wells was used to estimate the anticipated initial production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Samson. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

Samson furnished us with the above mentioned average prices in effect on June 30, 2014. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Samson. The differentials furnished by Samson were reviewed by us for their reasonableness using information furnished by Samson for this purpose.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves by reserve category for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Avg Benchmark Prices	Avg Proved Realized Prices	Avg Probable Realized Prices	Avg Possible Realized Prices
North America
United States	Oil/Condensate	WTI Cushing	$100.11/Bbl	$91.63/Bbl	$92.12/Bbl	$92.12/Bbl
	Gas	Henry Hub	$4.10/MMBTU	$7.69/MCF	$8.31/MCF	$8.31/MCF

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by Samson based on their operating expense reports and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. Certain water handling and disposal fees in North Dakota are included as “Other” costs. The operating costs furnished by Samson were reviewed by us for their reasonableness using information furnished by Samson for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Samson and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. Samson’s estimates of zero abandonment costs after salvage value for onshore properties were used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Samson’s estimate.

The proved developed non-producing reserves and the proved, probable and possible undeveloped reserves in this report have been incorporated herein in accordance with Samson’s plans to develop these reserves as of June 30, 2014. The implementation of Samson’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Samson’s management. As the result of our inquiries during the course of preparing this report, Samson has informed us that the development activities included herein have been subjected to and received the internal approvals required by Samson’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Samson. Additionally, Samson has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Samson were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Samson Oil and Gas USA Inc. – SEC Parameters

August 26, 2014

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Samson. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations.

We have provided Samson with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in presentations made by Samson and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

\s\ Stephen E. Gardner, P.E.
Stephen E. Gardner, P.E.
Colorado License No. 44720
Senior Vice President
[Seal]

SEG (DPR)/ps

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2013 continuing education hours, Mr. Gardner attended a six hour conference relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In April 2013, Mr. Gardner attended a client-based technical conference in Denver, Colorado which covered production flow regimes and forecasting techniques for unconventional wells and the application of various SEC regulations in unconventional resource plays. Then in June 2013, Mr. Gardner attended the SPEE Annual Meeting held in Coeur d’Alene, Idaho which included various reserves evaluation and reporting topics and a short course on SPEE Monograph 3. In August 2013, Mr. Gardner attended the Unconventional Resources Technology Conference in Denver, Colorado which focused on developed and emerging unconventional oil and gas plays and related technologies. In addition, Mr. Gardner attended various local SPE and SPEE discussions during 2013 covering topics such as natural gas pricing, Bakken well completions, Colorado’s current regulatory environment, production forecasting uncertainty in fractured horizontal wells, and more.

Based on his educational background, professional training and more than eight years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS